Filed pursuant to Rule 433

Issuer Free Writing Prospectus dated June 22, 2007

Relating to Preliminary Prospectus dated June 15, 2007

Registration Statement No. 333-141884

PROS HOLDINGS, INC.

On June 22, 2007, PROS Holdings, Inc. filed Amendment No. 4 to its Registration Statement on Form S-1 to update certain disclosures that had been provided in its Preliminary Prospectus dated June 15, 2007. The material disclosures in the preliminary prospectus included in Amendment No. 4 to the Registration Statement that did not appear in the disclosure in the Preliminary Prospectus dated June 15, 2007 are set forth below.

Under the caption “Executive compensation – Components of executive compensation for 2006 and 2007” on page 81 of the preliminary prospectus included in Amendment No. 4 to the Registration Statement, we added disclosure of our year-end sales backlog performance target under our 2006 cash incentive plan and our performance targets under our 2006 and 2007 cash incentive bonus plan as follows:

The following table sets forth our year-end sales backlog target for 2006:

Component (In millions)	Target (non-GAAP)
Year-end sales backlog	42.5

The following table sets forth our revenue, operating income and sales targets for 2007:

Component (In millions)	Target (GAAP)(1)
Revenue	$61.0
Operating income	9.5
Sales	40.0

(1) The targets set forth in this table were established and are disclosed only as performance objectives for our executive officers, and do not constitute guidance regarding our expected future operating results. Our actual operations results for 2007 are subject to significant risks, uncertainties and contingencies, including those risks set forth in “Risk factors” beginning on page 6. Our actual results for 2007 will likely vary from such performance targets, which variance may be material and adverse. See “Special note regarding forward-looking statements” on page 22.

Under the caption “Management’s discussion and analysis of financial condition and results of operations – Application of critical accounting policies and use of estimates – Stock-based compensation” on pages 37 to 40 of the preliminary prospectus included in Amendment No. 4 to the Registration Statement, we added the following disclosure:

In March and April 2007, we granted stock options with exercise prices as follows:

(Dollars in thousands, except share data) Option grant date	Shares subject to option	Per share exercise price	Per share fair value	Aggregate intrinsic value(1)
March 26, 2007	860,000	$6.00	$8.25	$4,300,000
April 2, 2007	300,000	6.00	8.25	1,500,000
	1,160,000			$5,800,000

(1) The aggregate intrinsic value was calculated based on the positive difference between the assumed initial public offering price of $11.00 per share and the exercise price of the options.

Significant Factors, Assumptions and Methodologies Used in Determining Fair Value.    The fair value of our common stock for options granted on March 26, 2007 and April 2, 2007 was originally estimated by our board, with input from management. Determining the fair value of our common stock requires making complex and subjective judgments. Our board considered objective and subjective factors including our financial results and financial condition, a valuation report from Houlihan Smith & Company, Inc., or Houlihan, the absence of a trading market for our common stock and discussions with the underwriters related to our potential initial public offering.

Our board reviewed the growth in our business during 2006 as reflected in our financial results in 2006 as compared to 2005. In particular, the Board considered our total revenue and net income of $46.0 million and $6.6 million, respectively. These amounts reflected an increase of our total revenue and net income in 2006 versus 2005 of 31.0% and 153.8%, respectively. Our board also received a preliminary report from our chief financial officer regarding our results in the first quarter of 2007, which were expected to be consistent with our internal estimates and to represent substantial growth compared to the prior year period.

Our board also reviewed a contemporaneous valuation report from Houlihan which determined an enterprise value of $101.6 million, or $4.89 per share on a fully diluted basis, as of February 28, 2007. In performing its analyses, Houlihan applied discounts for lack of control and lack of marketability of 15% and 25%, respectively. Both discount rates were based on ranges of such rates identified in various independent third-party studies analyzing discount rates and the actual rates utilized by Houlihan were selected from within such ranges based on qualitative considerations such as our diverse capitalization structure, growth and prospects for future growth. The Houlihan valuation of $4.89 did not take into consideration the contemplated redemption of our preferred stock, payment of a cash dividend or incurrence of indebtedness.

Houlihan analyzed our fair value using a market approach and an income approach. In performing the market approach, Houlihan used the Guideline Public Company Method and the Guideline Transactions Method. The Guideline Public Company Method attempts to determine enterprise value based on comparisons to public companies in similar lines of business. The Guideline Transactions Method attempts to determine value based on merger and acquisition transactions involving companies engaged in the same or similar lines of business and of a comparable size. A key assumption under the market approach is that the selected comparable companies are truly comparable. In selecting guideline companies, Houlihan searched for companies engaged in similar lines of business, with similar clients, employee bases and operating and margin structure.

Houlihan concluded that enterprise value, or EV, to earnings before interest, taxes, depreciation and amortization, or EBITDA, would yield the most appropriate indication of value for us because Houlihan believed that potential investors would focus primarily on our ability to yield the necessary returns based on positive cash flows.

Under the Guideline Public Company Method, the range of EV to EBITDA multiples of the guideline companies was 10.1x to 29.2x with a median of 14.7x. Houlihan adjusted the median EV to EBITDA market multiple of the guideline companies downward approximately 10% to reflect our smaller size relative to the median of the guideline companies. Houlihan applied the selected multiple to our 2006 EBITDA to determine an indication of our enterprise value. The value was then adjusted as previously discussed for the common stock’s lack of marketability and for its minority position. On this basis, Houlihan concluded that our enterprise value as of February 28, 2007 was $105.4 million using the Guideline Public Company Method.

Under the Guideline Transactions Method, the range of EV to EBITDA multiples was 7.4x to 18.9x with a median of 12.0x. Houlihan adjusted the median EV to EBITDA multiple downward approximately 10% to reflect our smaller size relative to the median of the comparable companies. Houlihan applied the selected multiple to our 2006 EBITDA to determine an indication of our enterprise value. The value was then adjusted (previously discussed) for the common stock’s lack of marketability and for a minority position. On this basis, Houlihan concluded that our enterprise value as of February 28, 2007 was $97.8 million using the Guideline Transactions Method.

The income approach seeks to derive the present value of an enterprise based on a discount of future economic benefits. The income approach differs from the market approach in that the income approach is based on entity-specific assumptions whereas the market approach is based on marketplace rules and assumptions.

To analyze our value using the income approach, Houlihan projected our operating cash flows for the years ended December 31, 2007 though December 31, 2011 and our final cash flow, or terminal value, at the end of the period. Forecasting future cash flows involves substantial uncertainties, and forecasts are likely to be speculative and unreliable. Our future cash flows were derived based on estimated annual revenue growth rates ranging from 20% to 32.5% and total operating expenses ranging from 50% to 52.4% of total revenue. These revenue growth rates and operating expenses were only assumptions and likely are not accurate predictors of future results. If different assumptions had been used, the resulting valuation would have been different.

Houlihan computed the present value of our future cash flows and terminal value to be $101.6 million by applying a risk-adjusted discount rate of 18%. Houlihan determined the discount rate by adding a small-stock risk premium and a company-specific risk premium to the rate of return on long-term on U.S. Treasury securities. If different discount rates had been used, the valuation would have been different.

Using the three approaches, Houlihan determined a weighted-average enterprise valuation of $101.6 million, weighting each of the Guideline Public Company Approach and Guideline Transactions Approach by 25% and the income approach by 50%.

Our board also considered the increasing likelihood of our initial public offering. Throughout our registration process, our board has been very deliberate in its consideration of whether to pursue our initial public offering. On March 26, 2007 and April 2, 2007, our board’s intent was to file the registration statement when ready and to assess whether doing so had an adverse impact on our business and our customer relationships. Our board was uncertain on each of the dates of grant what the reaction from customers, partners and employees would be to our public disclosure of information about us. If the reaction was negative, our board would reconsider whether to continue with our initial public offering as we did not require additional financing to operate our business. We had successfully grown our business as a private company and achieved eight consecutive years of profitability.

Based on the foregoing, our board determined that the fair value of our common stock as of March 26, 2007 was $6.00 per share. On March 29, 2007 we redeemed our preferred stock for $17.4 million, including accrued dividends of $5.6 million. On March 30, 2007, we incurred indebtedness of $20.0 million and paid a dividend of $41.3 million to our common stockholders. On

April 2, 2007, our board determined that in light of these events, the fair value of our common stock on April 2, 2007 may have been less than $6.00 per share. However, in the interest of fairness and company morale the board determined that setting the exercise price of the options granted on April 2, 2007 at $6.00 per share was in the best interest of the company.

Significant Factors Contributing to the Difference between Fair Value as of the Date of Each Grant and Estimated IPO Price.    The assumed initial public offering price of our common stock of $11.00 per share exceeds the estimated fair value originally determined by our board on March 26, 2007 and April 2, 2007 by $5.00 per share. The increase in price is due in part to the application of different methodologies for valuing our common stock. To arrive at the price range on the cover of this prospectus, the underwriters’ analysis of value was based on multiples of our estimated future operating results, whereas Houlihan relied on historical information for its market approach. Our underwriters used this methodology because they believe it more accurately assesses the price at which our stock will trade in the public market. In addition, since April 2, 2007, we believe that the fair value of our common stock has also increased as a result of the following developments:

•      Our board determined to proceed with our initial public offering after assessing that the reaction from our customers, employees and partners of our filing of our registration statement was not negative and their resultant belief that our initial public offering should not adversely affect our relations with them;

•      The fair value determinations on March 26, 2007 and April 2, 2007 were made prior to the final determination of our operating results for the first quarter of 2007. Our operating results in the first quarter of 2007 represented a significant improvement over the operating results in the first quarter of 2006 and exceeded our internal operating plan. In particular, total revenue and net income increased in the first quarter of 2007 versus the first quarter of 2006 by 37.1% and 80.7%, respectively. These results were definitively known at the time the proposed initial public offering price range was determined but not on the dates of grant;

•      In April, May and June of 2007, the market for pricing and revenue optimization software remained strong as evidenced by our signing several new customer contracts in line with our internal operating plans;

•      On April 22-24, 2007, we held our annual conference of pricing and revenue optimization professionals. Our 2007 conference was our highest attended conference to date, and we believe that this conference significantly enhanced our customers’ overall knowledge of pricing and revenue optimization strategies and their satisfaction with our products;

•      The absence of any liquidity discount at the time of our initial public offering;

•      During April, May and June 2007, the initial public offering market for emerging technology companies continued to strengthen, which increased the likelihood of our initial public offering; and

•      In May and June 2007, we identified two persons who will become new independent board members upon the completion of the offering.

In light of these developments, our management has reassessed the fair value of our common stock for financial accounting purposes on March 26, 2007 and April 2, 2007. Based on the substantial likelihood of completion of this offering, we have concluded that the valuation methodology used by our underwriters in arriving at the assumed initial public offering price of $11.00 per share more accurately reflected the fair value of our stock on those dates. As such, we have determined that the estimated fair value of our common stock for financial accounting purposes on those dates was $8.25 per share, which represents the assumed initial public offering price of $11.00 per share less the 25% marketability discount applied by Houlihan. Based on this reassessment, we had approximately $4.1 million of unrecognized stock-based compensation expense at March 31, 2007 that will be expensed over the remaining vesting period of the options, which is generally four years.

To review a filed copy of our current registration statement, click on the following link:
http://www.sec.gov/Archives/edgar/data/1392972/000104746907005130/000104 7469-07-005130-index.htm

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